Exhibit 21

GRAPHIC PACKAGING INTERNATIONAL CORPORATION
SUBSIDIARIES OF REGISTRANT

The following table lists subsidiaries of the Registrant and the respective jurisdictions of their incorporation as of December 31, 2001. All subsidiaries are included in Registrant’s consolidated financial statements.

Name	State/Country of Incorporation
Graphic Packaging Holdings, Inc.	Colorado
ACX (UK) Ltd.	England
ACX Group, Ltd.	Wales
NMC Group, Ltd.	England
Graphic Packaging Corporation	Delaware
GPIC (UK), Ltd.	England and Wales
Graphic Packaging Toronto Corporation	Canada
Golden Technologies Company, Inc.	Colorado
Golden Equities, Inc.	Colorado
Golden Properties Limited	Colorado
Lauener Engineering Limited	Delaware
Lauener Engineering, AG	Switzerland
GAC Aluminum Company	Colorado